From the Desk of

Laurence J. Pino, Esquire

December 4, 2018

Via Edgar and E-mail

Ms. Jennifer Gowetski

Senior Counsel

Office of Real Estate & Commodities

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, DC

20549

Mail Stop 3233

Re:	Tuscan Gardens Senior Living Communities, Inc.

Amendment No. 2 to

Draft Offering Statement on Form 1-A Submitted October 31, 2018

CIK No. 0001746666

Dear Ms. Gowetski,

This letter is submitted on behalf of our client Tuscan Gardens Senior Living Communities, Inc. (the “Company”), regarding the Company’s non-public submission of Amendment No. 2 to its offering statement on Form 1-A, filed October 31, 2018 (“Offering Statement”). The following are the Company’s responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), specified in the Commission’s letter dated November 27, 2018; referencing where appropriate, the revisions made in Amendment No. 3 to the Form 1-A which was filed on or about the date of this letter. For your convenience, we have included each of your comments before each of the Company’s responses, and they correspond to the headings and order of the paragraphs in your letter. References in this letter to “we,” “our” or “us” mean the Company as the context may require.

General

1)	Comment: We note your response to comment 1 of our letter dated October 25, 2018 and the revised disclosure on pages 19 and 61. We continue to believe that you should revise your disclosure to:

•	Provide more robust disclosure of the risks and impact of these provisions on investors overall, including, but not limited to, increased costs to bring a claim, limited access to information and that these provisions can discourage claims or limit shareholders’ ability to bring a claim in a judicial forum that they find favorable;

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•	Revise to move any discussion of how these provisions may be “helpful” from the risk factor section to the general disclosure regarding these provisions on page 61; and
•	Address more specifically any uncertainty as to enforceability under federal and state law.

Response: Taking into account the Staff’s comments, we have modified the Offering Statement to clarify the effect of arbitration provisions in the LEGAL, TAX and REGULATORY RISKS and SHAREHOLDER RIGHTS UNDER THE COMPANY’S ARTICLES OF INCORPORATION AND BYLAWS sections to:

•	Provide more robust disclosure of the risks and impact of these provisions on investors overall, including, but not limited to, increased costs to bring a claim, limited access to information, and that these provisions can discourage claims or limit shareholders’ ability to bring a claim in a judicial forum that they find favorable;
•	Remove any references to how these provisions may be "helpful" from Offering Statement; and
•	Expand the risk factors to include “notwithstanding case law supporting the enforceability of arbitration, there does appear to be a split of authority suggesting that arbitration provisions are not always enforceable under federal and state law. Nonetheless, to the extent any arbitration provisions are ruled unenforceable, the Company would abide by such ruling.”

2)	Comment: We note your disclosure in footnote 1 on page 2 that you intend to operate your business in a manner that will permit you to “maintain an exemption from registration under Sections 3(a)(2)(C)(i) and 3(b)(i) of the Investment Company Act of 1940.” Please provide us a detailed analysis of how you meet the exemption under Section 3(b)(1) of the Investment Company Act of 1940. Please also provide the specific exemption that your subsidiaries intend to rely on and a detailed analysis of how each subsidiary intends to meet that exemption. In addition, please tell us whether Tuscan Gardens Advisor is a registered investment advisor under the Investment Advisers Act of 1940. We may have further comment

Response: Taking into account the Staff’s comments, we have modified the Offering Statement to clarify that:

•	The Company, as well as its majority-owned subsidiaries, are not, for reasons identified below, Investment Companies and are therefore exempt from registration under Section 3(b)(1) of the Investment Company Act of 1940;
•	The Company, operating through majority-owned special purpose entities (“SPE”) as real estate owner-operators, intends to create, operate and hold a portfolio of Company Properties on a long-term basis, approximating seven years. As such, it is exclusively a real estate operating company, not an investment company.
•	Tuscan Gardens Advisor i) is a wholly-owned captive affiliate, ii) is not a registered investment advisor under the Investment Advisers Act of 1940, and iii) only provides management and business consulting, rather than investment advisory services, to the Company and Tuscan Gardens Senior Living Fund, LLC and Tuscan Gardens Senior Living Income Fund, LLC both of which are majority-owned affiliates of the Company.

P. O. Box 1511, Orlando, FL 32802 ▪ 189 S. Orange Avenue, Suite 1650, Orlando, FL 32801

Phone (407)425-7831 ▪ Fax (407)206-6565

www.PinoNicholsonLaw.com

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3)	Comment: We note your disclosure on page 10 that: “The Company intends to create and operate a portfolio of Company Properties, and ultimately dispose of them to generate revenue for the Company.” Depending on the specific facts and circumstances, this sentence may suggest that you could operate as a Special Situations Investment Company, which would require registration under the Investment Company Act of 1940. Please explain whether you will in fact operate as a Special Situations Investment Company. We may have further comment.

Response: Taking into account the Staff’s comments, we have modified the Offering Statement to clarify that:

•	“The Company, operating through majority-owned special purpose entities (“SPE”) as real estate owner-operators, intends to create,operate and hold a portfolio of Company Properties on a long-term basis, approximating seven years” and therefore is not a Special Situations Investment Company.

4)	Comment: We note your response to comment 3 of our letter dated October 25, 2018 and the revised disclosure on page 31 that refers to “the only prior [M]anagement experience that [y]our officers and directors have as a team.” Please note that a program is defined broadly. Please revise to provide relevant Guide 5 disclosure, including prior performance disclosure, or tell us specifically why such disclosure is not appropriate. Please refer to Release No. 33-6900 (June 17, 1991), Securities Act Forms Compliance and Disclosure Interpretation 128.06, Item 7(c) of Part II of Form 1-A, and CF Disclosure Guidance Topic No. 6.

Response: Taking into account the Staff’s comments, we hereby confirm that:

•	The Company is not a “non-traded REIT”;
•	Officers and directors of the Company have no additional prior program experiences as individuals, other than their experience as a team: to wit:
•	Christopher P. Young has developed real estate, but has not raised capital or exercised investment control over any capital;
•	Sean D. Casterline has managed investments for others in his capacity as a Registered Investment Advisor, but has not had any real estate development experience;
•	Charles C. Smith has at varous times managed investments for others in his capacity as a Registered Investment Advisor, and acted as a Real Estate Developer for other assets at different times, but not in the form of a program.

Additionally, we have modified the Offering Statement to:

•	Expand the definition of “program” under Guide 5 disclosure to include partially completed programs that have not yet been stabilized or liquidated;

P. O. Box 1511, Orlando, FL 32802 ▪ 189 S. Orange Avenue, Suite 1650, Orlando, FL 32801

Phone (407)425-7831 ▪ Fax (407)206-6565

www.PinoNicholsonLaw.com

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•	Provide additional details based on CF Disclosure Guidance Topic No. 6., particularly disclosure guidance with respect to Item 8 of Guide 5 in narrative format that provides expanded disclosure reflecting Company Management’s experience with prior programs, specifically as to its ability to i) operate, develop, and acquire senior living communities, ii) raise capital, and iii) exercise real estate investment control, along with additional details describing the ownership structures, ownership percentages, and equity Company Management has raised for six senior living community transactions listed with specificity on Page 31.

Cover Page

5)	Comment: We note your response to comment 5 of our letter dated October 25, 2018. We continue to believe that, as a blind pool, your lack of operations do not appear to support your projected dividend rate of 8% and your projected internal rate of return of 12% to 18%. Please revise your disclosure on pages 2, 40 and 74 to remove this information or provide disclosure that supports your ability to pay this dividend rate and achieve the projected rate of return.

Response: Taking into account the Staff’s comments, we have modified the Offering Statement to:

•	Revise disclosure on pages 2, 40 and 74 to eliminate all references to a “projected dividend rate of 8%” and “projected internal rate of return of 12% to 18%”;
•	Modify references to calculation and treatment of accrued, unpaid dividends in THE OFFERING and SHAREHOLDER RIGHTS UNDER THE COMPANY’S ARTICLES OF INCORPORATION AND BYLAWS sections.

Use of Proceeds, page 25

6)	Comment: We note your revised table on page 25. Please revise to clarify the percentage net proceeds to the company from the offering if the maximum offering amount is raised.

Response: Taking into account the Staff’s comments, we have modified the Offering Statement to replace the Use of Net Proceeds section of the table on page 25 with a narrative disclosure.

7)	Comment: You state on page 31 that company affiliates have ownership interests in a variety of senior living facilities. Please revise to specifically describe these ownership interests and describe the affiliates’ experience raising funds for each facility, including whether equity or debt was raised and whether each facility is currently in compliance with all financing arrangements.

Response: Taking into account the Staff’s comments, we have modified the Offering Statement to:

•	Specifically describe these ownership interests in the properties listed on page 31;
•	Describe the affiliates’ experience raising funds for each facility, including whether equity or debt was raised;
•	and whether each facility is currently in compliance with all financing arrangements.

P. O. Box 1511, Orlando, FL 32802 ▪ 189 S. Orange Avenue, Suite 1650, Orlando, FL 32801

Phone (407)425-7831 ▪ Fax (407)206-6565

www.PinoNicholsonLaw.com

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Additional Company-based Revisions to the Offering Statement

In addition to the above responses and resulting changes to the Offering Statement, the following clarifications have been included in Amendment No. 3 for the purpose of updating and revising certain other information:

1)	Modification to the Offering Statement to replace “Shuffield, Lowman & Wilson, P.A., Attorneys and Advisors” with “Securities Transfer Corporation” as the Escrow Agent in THE OFFERING and PLAN OF DISTRIBUTION sections.
2)	Revising ARTICLES OF INCORPORATION Liquidation, Dissolution or Winding Up section to resequence liquidation priorities to provide for a return of capital prior to a return on capital.
3)	The Offering Statement date has been changed from November 1, 2018 to December 1, 2018.
4)	To reflect the updated status of Sponsor Affiliate properties as of November 30, 2018.

I hope this response letter and the amendments to the above referenced Amendment No. 3 filing adequately address the issues raised in your comment letter dated November 27, 2018.

If you should require any additional information or clarification, please do not hesitate to contact me at (407) 206-6511.

Sincerely,

/s/Laurence J. Pino, Esq., for the firm

PINO NICHOLSON PLLC

P. O. Box 1511, Orlando, FL 32802 ▪ 189 S. Orange Avenue, Suite 1650, Orlando, FL 32801

Phone (407)425-7831 ▪ Fax (407)206-6565

www.PinoNicholsonLaw.com